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                                                               EXHIBIT (a)(5)(A)


                               [iVillage(TM) LOGO]

FOR IMMEDIATE RELEASE

   iVillage and Promotions.com Announce Final Exchange Ratio and Extension of
                        Exchange Offer for Promotions.com

NEW YORK - April 17, 2002 - iVillage Inc. (Nasdaq: IVIL) and Promotions.com, Inc. (OTC: PRMO.OB) today announced the exchange ratio, or the number of shares of iVillage common stock to be exchanged for each share of Promotions.com common stock tendered by Promotions.com stockholders, and the corresponding cash consideration to be paid to tendering Promotions.com stockholders.

In accordance with the terms of the previously executed merger agreement, Promotions.com stockholders will receive 0.1041 shares of iVillage common stock and $0.64 in cash for each share of Promotions.com common stock validly tendered and not withdrawn. The exchange ratio was determined in accordance with a formula set forth in the merger agreement based on the average of the closing sale prices of iVillage common stock on Nasdaq for the five trading days ending April 16, 2002, which average was $2.198.

iVillage also announced it has extended its exchange offer, which was made through a wholly-owned subsidiary, for all outstanding shares of common stock (including associated preferred share purchase rights) of Promotions.com, Inc. The offer, which was previously scheduled to expire at 12:00 midnight New York City time on Tuesday, April 16, 2002, has been extended to 12:00 midnight New York City time on Thursday, April 18, 2002.

iVillage has been advised by Continental Stock Transfer & Trust Company, the exchange agent for the offer, that as of 4:30 p.m., New York City time on Tuesday, April 16, 2002, approximately 11,700,575 shares of Promotions.com common stock had been tendered into the offer and not withdrawn (excluding shares tendered through notice of guaranteed delivery). These shares constitute approximately 76.5% of the fully-diluted number of shares of Promotions.com common stock. The extension is intended to allow iVillage time to acquire additional shares and disseminate the information regarding the final exchange ratio.

If iVillage obtains 90 percent or more of the outstanding shares of Promotions.com common stock in the offer, it would be able to consummate a "short form" merger to complete the transaction. A "short form" merger would allow earlier completion of the transaction. If iVillage does not obtain 90 percent or more of the outstanding shares of Promotions.com common stock in the offer, Promotions.com will call a special meeting of its stockholders as soon as practicable after the closing of the offer for the purpose of approving the merger.

As a consequence of the extension of the expiration date, holders of Promotions.com common stock may tender or withdraw shares until 12:00 midnight New York City time, on Thursday, April 18, 2002, unless the offer is further extended. If the offer is further extended, the exchange ratio will be recalculated and iVillage will issue a press release announcing the new exchange ratio and expiration date.

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About iVillage Inc.

iVillage Inc. is a leading women's media company and the number one source for women's information online. iVillage includes iVillage.com, Women.com, Business Women's Network, Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com. iVillage.com is a leading online women's destination providing practical solutions and everyday support for women 18 and over. Lamaze Publishing produces advertising-supported educational materials for expectant and new parents. The Newborn Channel is a satellite television network in over 1,100 hospitals nationwide.

iVillage.com is organized into branded communities across multiple topics of high importance to women and offers interactive services, peer support, content and online access to experts and tailored shopping opportunities. Content areas include Astrology, Babies, Beauty, Diet & Fitness, Entertainment, Food, Health, Home & Garden, Lamaze, Money, Parenting, Pets, Pregnancy, Relationships, Shopping, and Work.

Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq:
IVIL) is recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services.

About Promotions.com, Inc.

Headquartered in New York City, Promotions.com was co-founded in 1996 by Steven Krein and Daniel Feldman. Promotions.com has helped hundreds of companies -- from Fortune 500 blue-chip brands to home-based small businesses -- develop and implement integrated online and offline marketing strategies for acquiring and retaining customers. Promotions is ranked #13 in PROMO Magazine's 2001 Top 100 Agency Report and has received numerous awards for its work including The Reggie Award, The Echo Award, PRO Award, Revolution Award and The Kraft Crystal Star Award for excellence in promotions.


THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF PROMOTIONS.COM.

In connection with the exchange offer described above, iVillage has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission, and a prospectus was included in that Registration Statement. Other materials relating to the offer and merger also have been filed with the Securities and Exchange Commission, including a Schedule TO, and Promotions.com's related solicitation/recommendation statement on Schedule 14D-9. INVESTORS ARE URGED TO READ THE PROSPECTUS, REGISTRATION STATEMENT, SCHEDULE TO, SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED AND TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the offering and merger documents filed with the SEC by iVillage and Promotions.com will be mailed to Promotions.com stockholders and may be obtained without charge upon request by calling the information agent for the offer, D.F. King & Co., Inc. toll free at 800.207.3159 (banks and brokers may call collect at 212.269.5550).


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CONTACTS:
iVillage                                    The Abernathy MacGregor Group
Carl Fischer                                Carina Thate
212.600.6502                                212.371.5999
cfischer@mail.ivillage.com                  cct@abmac.com





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